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Zion Oil & Gas, Inc, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas, Inc., at www.zionoil.com.

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The article set forth below was published by BusinessWeek Online, datelined June 23, 2006.

The article is based in part on several telephonic interviews given on June 16, 21 and 22, 2006 by John Brown, Eugene Soltero and Philip Mandelker.

For purposes of clarification, it should be noted as follows:

1. Concerning the reference in the second paragraph to the effect that "hundreds of wells have been drilled in Israel, but none has yielded significant production", it should be noted that:

(a) In 1995 the Heletz oil field was discovered in the northern Negev. 18,000,000 barrels of oil have been produced from the field which is still in marginal production.

(b) In 1958 the Zohar gas field was discovered in the Negev High Plateau. 30 billion cubic feet of gas have been produced from the field which is still in marginal production.

(c) In 1999-2000 several offshore gas fields were discovered in the Mediterranean Sea off the coast of Ashkelon, with estimated reserves of 1.6 trillion cubic feet of gas.

2. Concerning the references in the third paragraph to Zion's attempted IPO in 2004:

(a) The reference to the American Stock Exchange is incorrect. Zion was not required by the American Stock Exchange to do anything in connection with the 2004 attempted IPO. The American Stock Exchange had no connection with the attempted IPO. If that IPO had been successful, Zion's shares would have been listed on the Nasdaq SmallCap market. No one required that Zion "collect" $6.5 million. The minimum size of that offering was set by Zion based solely on its corporate needs at the time.

(b) The reference to Zion having returned "most of the $3.7 million . . . collected" is incorrect. Zion returned all monies received from subscribers as required by law. For a description of Zion's attempted IPO in 2004, see "Management Presentation and Liquidity" at Note 1 to the Financial Statements at page F-14 of Zion's Amendment #3 to its Registration Statement as filed with the SEC and available by visiting EDGAR on the SEC website at www.sec.gov or from the company as noted in the opening paragraph above.

3. Concerning the reference in the seventh paragraph, Mr. Brown does not own a building contractor in Dallas. Mr. Brown is a part owner of several family controlled construction contracting firms in Michigan.

4. Concerning the reference in the ninth paragraph to the findings of Zion in its first well, the items mentioned as giving Zion encouragement are only two of a series of Zion's findings which were noted by Mr. Soltero. For a description of the results of Zion's first well to which Business Week was referred, see pages 13-15 of Zion's Amendment #3 to its Registration Statement as filed with the SEC and available by visiting EDGAR on the SEC website at www.sec.gov or from the company as noted in the opening paragraph above; see also Zion's Free Writing Prospectus filed with the SEC on April 12, 2006 which is also available by visiting EDGAR on the SEC website or from the company.

5. Concerning the reference in the eleventh paragraph to a statement attributed to Mr. Brown, Mr. Brown never made such a statement. Mr. Brown never said that the oil and gas field he or Zion is looking for would be discovered in the last days before the Messiah returns. Moreover, he never referred to the Messiah in the course of his interview. Mr. Brown's only reference to the term "the last days" was in referring the reporter to and quoting from the verses in Genesis and Deuteronomy by which he was inspired. These verses included Genesis 49:1, 22-26 (as well as verses in Deuteronomy 33:13-17, 24) in which the phase "the last days" appears. When asked by the reporter what he understood by that phrase, Mr. Brown said that he did not have any idea when the last days would be, saying that, as far as he was aware, they could be 1,000 years from now.

BusinessWeek Online is the online news magazine edition of BusinessWeek a business news magazine in the business of reporting and publishing news. It is wholly unaffiliated with Zion Oil & Gas, Inc., and Zion Oil & Gas made no payment and gave no consideration to BusinessWeek in connection with the publication of the article below or any other article published by BusinessWeek concerning Zion Oil & Gas or otherwise.

JUNE 23, 2006

NEWS ANALYSIS
By Sonja Ryst

Land of Milk, Honey -- and Oil?
A Texas Christian wants to take his Zion Oil & Gas public to finance energy exploration in Israel. Will investors hear the call?

John Brown, a born-again Christian who believes the Bible will guide him to oil and gas in Israel, is planning to test the faith of investors in the U.S. in the next few weeks. The Texas-based novice oilman who founded Zion Oil & Gas is aiming to raise between $2.45 million and $14 million in an initial public offering, tentatively slated for July, to fund drilling at a kibbutz northeast of Tel Aviv. God, Brown says, "has promised in the Bible to bless Israel with one of the world's largest oil and gas fields."

It may take some Divine help for him to pull the venture off. Hundreds of wells have been drilled in Israel in the past 60 years, but none has yielded significant production. Explorers turned up natural gas off the southern coast in recent years, but British Gas walked away from its drilling rights there in recent years. And locals are dubious. "The Israelis are skeptical," says Eldad Weiss, founder and board member of an Israeli oil and gas services provider, Paradigm. He cites "a great history of disappointment for oil and gas companies in Israel."

Financially, Brown may also be pushing his cause uphill. He tried to raise money in an IPO two years ago, but couldn't collect the $6.5 million required by the American Stock Exchange. He scrapped the deal and returned most of the $3.7 million he collected from hundreds of investors. He did eventually collect $8.8 million, largely through private placements, to pay part of the costs for drilling a well.

EVANGELICAL INTEREST.  But he's now betting that high interest in oil, along with hints that his experts say suggest they're on to something, will once again woo investors. He claims that some 6,000 people--many probably U.S. evangelicals--contacted Zion about buying shares. "We can tell from the way they communicated that some are Christian evangelical ones that believe those who help Israel will be blessed," says Zion Chief Executive Officer Eugene Soltero. Less than a hundred of the prospective investors, he says, are from Israel.

Zion filed paperwork for the IPO in January, hopes to price it at $7 a share, and is awaiting regulatory clearance. Brown hopes to do the offering as soon as July. "Market conditions have a lot do with it," says Michael Zarraga, vice-president of Network 1 Financial Securities, underwriter on the planned offering.

Brown's vision of where to drill might not convince most hard-boiled oilmen. Indeed, Amit Mor, chief executive officer of Israel-based consulting firm Eco Energy, argues: "there are places in Israel that are more promising." But Brown relies on a passage in Deuteronomy that refers to Asher, a son of the patriarch Jacob, dipping his foot in oil. His Web site, www.zionoil.com, features a map showing the company's well, Ma'anit #1, in relation to the Biblical land Asher controlled.

ON AN OIL MISSION.  Brown, 66, had worked as a manager at an agricultural and automotive toolmaking company until he had a religious awakening while visiting Israel in 1983. He says he had "an experience with the Lord" while reading the Bible and coming across a passage about a helpful "stranger" who hailed from afar. Brown felt he was that stranger and his mission was oil.

Brown, who now owns a building contractor in Dallas, attracted experienced oilmen. One is 59-year-old Philip Mandelker, general counsel of Zion Oil & Gas, who represented the Israeli government in negotiating the oil pacts in the Sinai peninsula and Gulf of Suez during the 1970s. And CEO Soltero, 63, had formed the independent private energy outfit Cimarron Resources in 1985.

His experts maintain there is real reason for encouragement. Last spring, the team found luminescence in some of the rock they had fetched, suggesting it contained hydrogen and carbon--though that could amount to either natural gas or just tar. Still, they also saw gas bubbling up as they drilled. "Our sense is that the hydrocarbon is oil and gas," says Soltero. "We don't know how much and whether or not we can produce it economically."

LAST DAYS.  Certainly, Israel could use both and oil and gas. Eco Energy's Mor says the country will need about 4.5 trillion cubic feet of natural gas between now and 2020, and its gas reserves amount to just about 1.3 trillion cubic feet. Egypt last year agreed to fill most of the gap for the next decade, but Israel would like to meet its own needs. As for oil, Israel needs about 220,000 barrels a day, which it gets primarily from Russia.

Brown says the big oil and gas field he's looking for will be discovered in the last days before the Messiah returns. Just what kind of a return his investors will get then isn't all that clear.